Teva Announces Sale of Sellersville, PA Facility

Jerusalem, March 2, 2015— Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) today announced that it has signed an agreement to sell its Sellersville, Pennsylvania facility to G&W Laboratories, Inc. This sale supports its plans to streamline operations by reducing excess manufacturing capacity and is part of the Company’s previously announced cost reduction program.

The sale includes all buildings, land, and equipment located at the site. Under the terms of the agreement, G&W will manufacture and supply products to Teva from the site until production of these products is transferred to other sites in Teva’s network. Additionally, G&W will offer employment to all employees located at Sellersville.

The transaction includes the sale to G&W of approximately 25 products from the Teva portfolio, which will be manufactured and sold by G&W in the U.S. under the G&W label. Further, the transaction includes the grant to G&W of exclusive rights to sell up to two additional Teva products in the U.S. under G&W’s label, which Teva will continue to manufacture at its Zagreb, Croatia facility. The transaction is expected to close in March or April 2015, after the appropriate regulatory review and the satisfaction of certain closing conditions.

“Teva is managing its operations to create greater efficiencies and position the company for long-term growth and success. We have a qualified and dedicated team at Sellersville and are pleased that we were able to come to an agreement with G&W Laboratories that will enable them to continue working in their current community,” stated Carlo de Notaristefani, President and CEO of Teva Global Operations.

“G&W is pleased to have reached an agreement with Teva to acquire the Sellersville facility; obtain rights to more than 25 products; and employ a highly dedicated and experienced work force.  Under the agreement, G&W will provide a number of products to Teva that will continue to be manufactured at the acquired site.  The acquisition of the Sellersville facility and products strengthens our long-term relationship with Teva, and fits with our strategy of acquiring platforms from which we can grow the business and expand our product and dosage offering,” stated Dr. Aaron Greenblatt, Executive Vice President and Chief Commercial Officer of G&W Laboratories, Inc.

The Sellersville site currently produces generic drugs with a portfolio of more than 50 products manufactured as solid dose forms (tablets and capsules), liquids, creams and ointments.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions to millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2014 amounted to $20.3 billion. For more information, visit www.tevapharm.com.

About G&W
G& W Laboratories, Inc., based in South Plainfield, NJ, is a family owned business which was founded in 1919 by Carl Greenblatt, after his return from military service as a pharmacist with US forces in WWI.  Later his son Burton joined him in 1945, also a pharmacist who served in WWII.  G&W established a reputation as an innovative specialist in suppository, cream, ointment, gel, and liquid dosage forms.  Carl’s grandson, Ron, is the current Chief Executive Officer, and Carl’s great-grandson, Aaron, is the Chief Commercial Officer.  Together with their senior leadership team headed by G&W’s President, Kurt Orlofski, they lead G&W Laboratories with an uncompromising commitment to product integrity and customer service while adhering to their core values.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our innovative products, especially Copaxone® (including competition from orally-administered alternatives, as well as from potential purported generic equivalents) and our ability to migrate users to our new 40 mg/mL version; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from the research and development efforts invested in our pipeline of specialty and other products; our ability to reduce operating expenses to the extent and during the timeframe intended by our cost reduction program; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2014 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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